EXHIBIT 1

Joint Filing Agreement

This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Act"), by and among the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(d) or 13(g) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

The City Canyon Family Trust dated May 31, 2021

Date: April 25, 2025

/s/ Rachel E. Haurwitz
By: Rachel E. Haurwitz, Co-Trustee

Date: April 25, 2025

/s/ Felix Adler
By: Felix Adler, Co-Trustee

Date: April 25, 2025

/s/ Rachel E. Haurwitz
Rachel E. Haurwitz

Date: April 25, 2025

/s/ Felix Adler
Felix Adler